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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997



                             CONTENTS

                                                          Page

Statements of Income                                        1

Balance Sheets                                              2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services               3

Statements of Cost of Operation                             4

Price Per Ton of Coal Deliveries                            5

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
                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997
                                (UNAUDITED)

                                                                               Three
                                                                               Months
                                            Month Ended                  Ended
                               January 31,  February 28,   March 31,    March 31,
                                  1997          1997          1997         1997
                                              (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .   $1,128        $1,030         $996        $3,154

COST OF OPERATION. . . . . . . . . .    1,118         1,017          984         3,119

OPERATING INCOME . . . . . . . . . .       10            13           12            35

NONOPERATING INCOME. . . . . . . . .        1             1            1             3

INCOME BEFORE FEDERAL INCOME TAXES .       11            14           13            38

FEDERAL INCOME TAXES . . . . . . . .        5             8            7            20

NET INCOME . . . . . . . . . . . . .   $    6        $    6         $  6        $   18

The common stock of the Company is wholly
owned by Columbus Southern Power Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
            BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 1997
                                (UNAUDITED)
                                          January 31,  February 28,   March 31,
                                             1997          1997         1997
                                                      (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .  $1,038        $1,038        $1,038
  Accumulated Amortization. . . . . . . . . . . .     684           694           705
         NET MINING PLANT . . . . . . . . . . . .     354           344           333

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .      69            33           143
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       1             1             2
    Affiliated Companies. . . . . . . . . . . . .   2,453         2,890         3,255
  Materials and Supplies. . . . . . . . . . . . .     896           886           902
  Other . . . . . . . . . . . . . . . . . . . . .      38           154           159
         TOTAL CURRENT ASSETS . . . . . . . . . .   3,457         3,964         4,461

DEFERRED INCOME TAXES . . . . . . . . . . . . . .     692           696           699
REGULATORY ASSETS . . . . . . . . . . . . . . . .     228           224           221
DEFERRED CHARGES. . . . . . . . . . . . . . . . .       5             7             8

           TOTAL. . . . . . . . . . . . . . . . .  $4,736        $5,235        $5,722

CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . . .     756           762           768
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .   1,256         1,262         1,268

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   1,056         1,070         1,079

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .     224           214           143
    Affiliated Companies. . . . . . . . . . . . .     125           206           183
  Accrued Rentals . . . . . . . . . . . . . . . .     315           605           894
  Other . . . . . . . . . . . . . . . . . . . . .     263           263           298
         TOTAL CURRENT LIABILITIES. . . . . . . .     927         1,288         1,518

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .   1,164         1,144         1,124
REGULATORY LIABILITIES. . . . . . . . . . . . . .     333           471           733

           TOTAL. . . . . . . . . . . . . . . . .  $4,736        $5,235        $5,722
/TABLE
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
                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997


Services Rendered to
Columbus Southern                    Raw                 Clean
Power Company's                      Coal                Coal       Average
Conesville Plant*                    Input    Rejects    Output    Unit Price    Amount
  (Month/Year)                       (tons)    (tons)    (tons)     (per ton)     (000)
January 1997. . . . . . . . . . .   260,448   33,534     226,914      $4.97      $1,128

February 1997 . . . . . . . . . .   236,229   29,314     206,915      $4.98      $1,030

March 1997. . . . . . . . . . . .   232,162   30,934     201,228      $4.95        $996


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and
   Columbus Southern Power Company, the parent of Conesville  Coal Preparation Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997

                                                                                  Three
                                                                                  Months
                                                  January   February   March      Ended
                                                    1997      1997      1997     3/31/97
                                                              (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . . $  124     $   84     $ 86      $  294
Benefits-UMW* . . . . . . . . . . . . . . . . . .     92         76       61         229
Office Salaries and Benefits. . . . . . . . . . .     97         83      110         290
Operating Materials . . . . . . . . . . . . . . .     56         55       50         161
Maintenance - Materials and Services. . . . . . .     63         44       51         158
Electricity . . . . . . . . . . . . . . . . . . .     65         58       57         180
Other Billed Services . . . . . . . . . . . . . .    (73)       102       26          55
Rentals . . . . . . . . . . . . . . . . . . . . .    325        325      320         970
Amortization of Deferred Gain on Sale of Plant. .    (19)       (20)     (20)        (59)
Depreciation. . . . . . . . . . . . . . . . . . .      2          2        3           7
Cleaning Cost Normalization** . . . . . . . . . .    333        138      262         733
Other . . . . . . . . . . . . . . . . . . . . . .     53         70      (22)        101

          Total . . . . . . . . . . . . . . . . . $1,118     $1,017     $984      $3,119


 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on forecasted results  for  the  remainder of the  year.  The amount of cleaning cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.
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
                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 1997


                                                January    February    March
                                                  1997       1997       1997
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . . $40.06 *   $40.08 *   $40.03 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.
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